Filed by Marvell Technology Group Ltd.

(Commission File No. 000-30877)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Inphi Corporation

(Commission File No. 001-34942)

The following is a transcript of a joint call hosted by Marvell Technology Group Ltd. (“Marvell”) and Inphi Corporation (“Inphi”) on October 29, 2020.

CORPORATE PARTICIPANTS

Ashish Saran Vice President-Investor Relations, Marvell Technology Group Ltd. Matthew J. Murphy President, Chief Executive Officer & Director, Marvell Technology Group Ltd.	Ford G. Tamer President, Chief Executive Officer & Director, Inphi Corp. Jean Hu Chief Financial Officer, Marvell Technology Group Ltd.

OTHER PARTICIPANTS

John W. Pitzer Analyst, Credit Suisse Securities (USA) LLC Vivek Arya Analyst, BofA Securities, Inc. Ross Seymore Analyst, Deutsche Bank Securities, Inc. C.J. Muse Analyst, Evercore Group LLC	Harlan Sur Analyst, JPMorgan Securities LLC Blayne Curtis Analyst, Barclays Capital, Inc. Tore Egil Svanberg Analyst, Stifel, Nicolaus & Co., Inc. Timothy Arcuri Analyst, UBS Securities LLC

MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen, thank you for standing by and welcome to Marvell’s Conference Call to discuss their proposed acquisition of Inphi. At this time, all participants are in a listen-only mode. After the speaker presentation, there will be a question-and-answer session. Please be advised that today’s conference is being recorded. It is now my pleasure to introduce Vice President of Investor Relations, Ashish Saran. Please go ahead, sir.

Ashish Saran

Vice President-Investor Relations, Marvell Technology Group Ltd.

Good morning, everyone, and thank you for joining us, particularly on short notice. Earlier today, Marvell announced its proposed acquisition of Inphi. And to discuss these announcements, I am joined on the call by Matt Murphy, President and CEO of Marvell; Jean Hu, Marvell’s CFO; and Ford Tamer, President and CEO of Inphi. A press release and supplemental information on the transaction are available in the Investor Relations section of our website at www.marvell.com. This conference call is being webcast live and the recording will be available via telephone playback and also archived in the Investor section of our website.

As a reminder, today’s call will include forward looking statements regarding our future business performance and revenue, stock repurchase plans, the expected timing and completion of the proposed transaction with Inphi, as well as the financial impact of the transaction on Marvell. These statements include risks and uncertainties that could cause our actual results to differ materially from the statements made on this call. Please refer to our press releases today and our recent filings with the SEC for information on specific risk factors. Comments made during today’s call will be primarily referring to non-GAAP financial measures. A reconciliation of these numbers can be found on the slide deck posted to our website.

With that, I will now turn the call over to Matt for his comments on our acquisition of Inphi. Matt?

Matthew J. Murphy

President, Chief Executive Officer & Director, Marvell Technology Group Ltd.

Great. Thank you, Ashish, and good morning, everyone. I know it’s bright and early for a number of people on the call on the West Coast, and thanks for joining today. I’m excited to be here this morning with Ford Tamer, Inphi’s CEO, to discuss our planned combination.

Both companies have already established themselves as key enablers of data infrastructure, and we believe that this merger will accelerate our joint vision to lead the ongoing transformation in the fast-growing cloud and 5G markets. We believe this is the best combination for our customers, our shareholders, and our employees. Our two companies are strategically aligned, the product portfolios are very complementary, and most importantly, we share a very similar values founded on engineering excellence, innovation, and a passion for our customers’ success. The transaction will create a combined enterprise value of approximately $40 billion focused uniquely on data infrastructure, which we think is the best opportunity in semiconductors.

I’m also delighted to let everyone know that upon close of the transaction, Ford will be joining Marvell’s board. I have tremendous respect and admiration for the company and the team that they have built. Based on our interaction so far and those employees I’ve had the opportunity to meet already, it’s clear to me they’re an incredibly high-caliber and high-functioning team, with technical expertise second to none and a focus on execution excellence that has enabled them to build a leadership position in the market. I have no doubt that the combined company will continue to drive innovation and take our capabilities to new heights. Ford himself has over two decades of experience in the networking industry and will be a very strong addition to the Marvell board. We are also pleased that Inphi Founder, Dr. Loi Nguyen, and other key leaders from Inphi will be joining the Marvell leadership team.

In addition, in conjunction with this transaction, we intend to reorganize so that the combined will be domiciled in the United States. Marvell is a charter member of the US Semiconductor Industry Association, an industry that is critical to the nation’s economy as a top five export and one of the most R&D-intensive industries in the world. Semiconductors provide the foundation upon which our digital economy is built. They were invented in the US, and US companies lead the world in chip technology. As we have transformed to focus on data infrastructure and relaunched our new brand earlier this year, emerging from this transaction as a US corporation is the right move for the combined company’s long term success.

This morning, we posted a presentation on our website highlighting the merits of this transaction. For those of you following along, we are now on slide 4, describing the strategic rationale for this transaction. Marvell’s vision is to move, store, process, and secure the world’s data, faster and more reliably than anyone else; and this acquisition significantly accelerates the move element in our vision. The combined company will be the premiere enabler of high-speed data movement, which forms the connective fabric of our global data infrastructure and enables the data economy.

At our Investor Day earlier this month, I discussed Marvell’s transformation to becoming a leader in data infrastructure. A key element of that transformation has been our proactive acquisition and divestiture strategy. We intend to be a leader and a sought-out like-minded companies who share our vision and hold leadership positions in their respective markets. This has resulted in a multitude of benefits for Marvell, including increased scale, road map acceleration, SAM expansion, faster revenue growth, and diversification; all while maintaining absolute focus on data infrastructure. I couldn’t be more excited about this combination and believe it will be as transformational for Marvell in the cloud market as Cavium was for us in the 5G market.

Marvell and Inphi both have growing positions in carrier and data center, and Inphi’s high-speed electro-optics platform is highly complementary to Marvell’s storage, networking, compute, and security portfolio. The addition of Inphi will significantly increase Marvell’s serviceable market within $110 billion data infrastructure TAM I talked about at our Investor Day. Even more exciting, the fastest-growing portion of this new addressable market for Marvell is from the cloud. Combining Marvell’s copper Ethernet PHY franchise with Inphi’s electro-optics portfolio will create an industry-leading, high-speed data interconnect platform serving the enterprise, carrier, data center, and automotive end markets.

Inphi will benefit from the company’s larger scale, particularly in process technology as we accelerate our 5-nanometer and 3-nanometer platforms. The complementary nature of this transaction will also manifest itself in expanding our footprint with large Tier 1 customers. This combination will create four additional networking cloud customers with greater than $100 million in annual revenue for the combined company. The majority of these additions will be cloud customers.

Inphi has been one of the fastest-growing companies in the semiconductor industry. The recent results were very strong with 92% year-on-year revenue growth for the third quarter of 2020. Their strong top line growth has been accompanied by strong profit margins. For the third fiscal quarter, they delivered non-GAAP gross margin over 64% and non-GAAP operating margin of approximately 30%. They also indicated that fourth quarter revenue growth is expected to remain strong and guided for 82% year-on-year growth. In aggregate, we expect Inphi to be accretive to the company’s revenue growth, non-GAAP gross margins, non-GAAP operating margins, and non-GAAP earnings. Jean will discuss the financial benefits in more detail in her section.

Ford, let me turn it over to you for your thoughts on this strategic combination.

Ford G. Tamer

President, Chief Executive Officer & Director, Inphi Corp.

Thank you, Matt. I’m thrilled to be here on this very exciting day for Inphi’s employees, customers, partners, and shareholders. For those following on the slide deck, we’re now on page 6. As you all know, the transition to a digital world with artificial intelligence, mobility, social networks, video streaming, and virtual meetings has accelerated the explosion of data and traffic in networks around the world. Increasingly, data movement inside and between data centers has been enabled by optical interconnects. Inphi has been the direct beneficiary of this trend; and over the years, we have developed a comprehensive portfolio of electro-optics solution for our cloud and telecom customers.

It became clear to us early on that traditional analog solutions serving the optical market would fail to meet the demand for higher bandwidth and higher speed data movement. The only way to solve this bandwidth bottleneck would require advanced modulation schemes that could only be achieved through digital signal processing or DSP. To meet this need, Inphi led the market in developing coherent and pulse amplitude modulation or PAM DSPs, along with a highly differentiated silicon photonics and a high-speed broadband analog solutions. This platform enables faster speeds, delivers lower power, [ph] or (00:09:39) package in smaller form factor to enable higher rack densities. We have created a complete electro-optics platform which includes our industry-leading COLORZ data center interconnect optical modules.

Today, our solutions move big data fast inside and between cloud data centers and around the world in 5G and telecom networks. As Marvell and Inphi discussed our plans to combine, it became very clear that both companies share a similar vision, to enable the massive increase in bandwidth and benefit from the long-term secular growth in data infrastructure moving to the cloud.

As you can see on slide 6, Inphi’s technologies provide the critical data movement interconnect between the three primary domains in thousands of data centers around the world: compute, storage and networking. All these functions are perfectly synergistic with Marvell’s data infrastructure platform. Both companies also recognize the importance of being first to market and the benefit of establishing incumbency at Tier 1 customers. The Marvell team has done a great job in transforming the company and Marvell and 5G have become synonymous at this point.

More recently, Matt and the Marvell management team laid out their vision of adding cloud and automotive as two more legs of the company’s growth story. Similar to 5G for Marvell, cloud has become the fastest growth driver for Inphi, and we’re enjoying great success with multiple Tier 1 customers. Together, we’re very well-positioned to make Marvell synonymous with both 5G and cloud.

I couldn’t be more excited about the opportunity this combination represents for Inphi’s employees, customers, partners, and shareholders. I am looking forward to joining Marvell’s board and staying deeply engaged with the new combined company.

This is a great outcome for Inphi’s shareholders. Marvell will acquire all outstanding Inphi shares for $66 per share in cash and 2.323 Marvell shares for every Inphi share. The transaction price represents a 42% premium based on yesterday’s closing price. Following the transaction, Inphi’s shareholders will own approximately 17% of the new company. We should provide them with significant upside opportunity as the company grows into the cloud and 5G end markets.

Earlier today, Inphi announced our third quarter fiscal year 2020 results, which demonstrated the strength of our business. We remain very confident in our ability to sustain strong revenue growth momentum into calendar 2021. Looking forward, we expect the ongoing secular growth in our cloud business would offset the revenue impact from US government restriction on shipments to Huawei. Based on our current view of customer programs, we continue to target calendar 2021 revenue in the range of $800 million.

With that, let me turn over the call to Matt. Matt? [Technical Difficulty] (00:13:44-00:13:58) Hello, Matt?

Matthew J. Murphy

President, Chief Executive Officer & Director, Marvell Technology Group Ltd.

Yeah. Thank you, Ford. Sorry about that. I look forward to working with you and the whole Inphi team. Now, let me go a bit deeper on why we think this is such a compelling combination. Turning to slide 7 (sic) [slide 8] (00:14:12). During our recent Investor Day, we spent time laying out the overall data infrastructure market and discussed in detail the portion that Marvell is able to address today, which we expect to grow at a strong 9% CAGR, well-above the overall semiconductor market. And we showed how our combined 5G, cloud, automotive end markets were expected to grow even faster at a 16% CAGR.

The electro-optics market that Inphi addresses is growing at an astounding 50% CAGR over the next few years, bringing it to $3 billion by calendar 2023. This is driven in part by the transition happening from traditional analog and optical solutions to the high-speed DSP-based technology provided by Inphi, but also by the overall growth in data and increasing connectivity inside and between cloud data centers. This is a new market for Marvell and is additive to Marvell’s $20 billion SAM. Together, the combined company’s SAM growth rate is expected to accelerate to 12%, more than 2x the overall data infrastructure TAM growth rate. We are clearly addressing an exciting market and we believe that our leading technology platform and Tier 1 customer partnerships will enable us to outgrow our addressable market.

Over the next few years, stand-alone Marvell’s revenue mix is already expected to shift rapidly towards 5G, cloud, and automotive. Combining with Inphi positions us to double down on these markets, which are expected to have the strongest secular growth opportunities. In fact, Inphi’s recent revenue mix has already shifted to over 70% from cloud and 5G, and this will further enhance Marvell’s ongoing efforts in shifting its revenue mix towards faster-growing networking markets. For the combined company on a pro forma basis using Marvell and Inphi’s last reported quarterly results, networking revenue would climb to 63% of the total and would be almost twice as large as storage at 32%.

Moving to slide 8 (sic) [slide 9] (00:16:12), the combined company will have a very comprehensive product portfolio for high-speed data movement. Marvell’s data infrastructure platform provides the storage, networking, and compute technologies across our end markets. And our Ethernet PHY products enable copper conductivity in the range of 1 gigabit to 25 gigabits per second for the enterprise and the future of in-vehicle networks for automotive. In data centers and telecom networks, the speeds involved necessitate optical connectivity and Inphi electro-optics interconnect solutions provide the 25-gigabit to over 800-gigabit per second connections for those markets.

Together, we will be able to meet the data movement needs of customers in all of our target markets. Combined with the rest of Marvell’s broad infrastructure platform, our solution set will be second to none. The expansion to our base of Tier 1 customers will be equally impressive as shown on slide 9 (sic) [slide 10] (00:17:05). As you may remember during our Investor Day, I outlined the importance of deep relationships with Tier 1 accounts and growing our base of over $100 million-per-year customers. Today at Marvell, we have nine $100-million-plus customers, and looking forward, we expect to add four more on our own. The combination of Marvell and Inphi will create an additional four $100-million-plus customers from cloud and networking and increases the combined company’s Tier 1 customer base to a total of 17. The combined company’s customer base will include all the top players in data infrastructure, giving us a strong position at the table in next-generation architectural discussions as we work together to enable the essential technology of the future.

Moving to slide 11, both companies will benefit from the larger scale in R&D, in particular, in process technology. Marvell recently announced its 5-nanometer platform and has kicked off research efforts in 3-nanometer. This will be a significant benefit to Inphi and help them further accelerate product transitions to enable higher performance and lower power. Combining both companies will bring together scarce assets in networking with a very talented and experienced group of analog, mixed signal, DSP, and optics experts. Together, we will have the industry’s best [indiscernible] (00:18:19) team and a deep pool of intellectual property for our customers to leverage across a broad array of products.

Moving to slide 12, when we think about the next-generation infrastructure, we often see that there are certain technologies that take the leadership position in the overall architecture. They define the rest of the platform, set the roadmaps, and drive the cadence of change. As such, they tend to pull through adjacent technologies. For 5G as the baseband processor, we believe that, for cloud, it’s the electro-optics interconnect.

Let’s examine this a bit deeper on slide 13. In 5G networks, given the complex radio algorithms needed in today’s wireless networks, processing power is the key driver of overall performance and throughput in the cellular network. The baseband processor is chosen first and everything else is built around it. When we acquired Cavium in 2018, they have established leadership baseband technology platform with the OCTEON Fusion DPU. When we combined, we were able to offer a complete digital platform for 5G base stations, had the scale to support the leaders in the 5G market, and drove significant expansion and design wins for 5G infrastructure. We expect to see similar benefit for Inphi’s products that provide the optical interconnect for front, mid, and backhaul transport for 5G networks.

Now, even more exciting, as shown on slide 14, we see a similar dynamic in play for cloud. In cloud data centers, it’s Inphi’s optical interconnect that sets the performance bar and is at the heart of the cloud architecture, the reason that the hyperconnectivity within and between data centers. Every server and switch connect to each other over a single link, which leads to a massive number of connections, as you can see from this dense web of interconnects. The sheer increase in the number of connections means that optics is now a much bigger part of the total CapEx, power budget, and physical space used in the cloud data center.

As an example, the total cost of optics can be 10 times higher than switch silicon in the cloud. In addition, the need for bandwidth between data centers is also exploding. The performance of the optical interconnect essentially limits the overall throughput of the cloud. Inphi’s PAM and coherent DSP technologies have made them a leading partner for Tier 1 cloud customers for enabling high-speed connectivity both within the data center, as well as between data centers. In addition to supplying chip level products such as DSPs, drivers, and TiAs, they have also moved up the value chain and increased their addressable market by leveraging their proprietary silicon photonics technology to develop their 100-gigabit COLORZ data center interconnect optical modules.

We believe that Inphi’s position at the core of next-generation cloud data center network architectures, coupled with Marvell’s larger scale and broad infrastructure portfolio, can drive a similar expansion in opportunities in the cloud market, just like we drove in 5G following the Cavium acquisition.

Moving to slide 15. As we discussed at our Investor Day, customization has become increasingly important for cloud and large 5G customers, as they have unique workloads and need optimized solutions and differentiated silicon for their specific use cases. Both companies have recently bolstered their custom capabilities following their respective acquisitions of ASIC businesses: Avera, in the case of Marvell; and eSilicon, in the case of Inphi.

In 5G, Marvell is already enabling multiple customers with semi-custom baseband solutions, and both companies are also shipping full-custom ASICs in the wireless infrastructure. In cloud, Marvell has started to ramp ASIC programs and Inphi has developed multiple products tailored to each Tier 1 cloud OEM’s unique data center architectures. As an example, the COLORZ optical module project was initially done in close collaboration with Microsoft to meet their specific needs for data center interconnect. Inphi has also enabled a significant amount of custom capabilities in their electro-optics DSPs for their cloud customers. Together with our larger scale, broader set of key technologies and deeper relationships with Tier 1 cloud customers, we see an expanding opportunity to provide custom products to this critical market.

Let me close by saying we have an enormous amount of respect for Inphi’s team and the work they have done in driving advanced DSP and broadband analog technology and delivering on the promise of silicon photonics, enabling higher levels of integration inside optical modules. Inphi has a great culture focused on execution, people, innovation, and customers; all of which are a great fit with our culture at Marvell. I look forward to joining forces with Inphi to accelerate our leadership in the cloud and 5G markets.

And with that, I’ll now turn over the call to Jean. Jean?

Jean Hu

Chief Financial Officer, Marvell Technology Group Ltd.

Thank you, Matt, and good morning, everyone. Before I discuss the transaction, let me provide a quick update here on our third quarter of fiscal 2021. Based on preliminary financial information, we expect revenue in the range of $750 million plus or minus 2%, the same middle point as we guided during our earnings call on August 27, 2020 but with a much narrower range. Our third fiscal quarter financial results will be released on December 3, 2020.

Moving on to today’s exciting news from a financial perspective, this is compelling combination that benefits Marvell’s shareholders. Marvell is acquiring best-in-class asset and a high-quality team that has been able to drive significant top line revenue growth while delivering strong profitability at both the growth and operating margin line. This transaction will be accretive to revenue growth, non-GAAP margins, earnings, and free cash flow generation.

For those following the IR deck on slide 16, we highlight what the combined company would have looked like if we took our most recent quarters and annualized those result. On a pro forma basis, it creates a $3.6 billion revenue company with a best-in-class financial profile, non-GAAP gross margin of 63.5%, non-GAAP operating margin of 23.8%, and 31.3% in EBITDA margin.

Within 18 months of closing the transaction, we expect to achieve $125 million in cost synergies, which is approximately 5% for the combined company’s spending in COGS and operating expenses. Approximately 20% of the total synergy amount will come from cost of goods sold due to increased scale, volume, and efficiency; and the balance will be coming from operating expenses.

On the operating expense front, while our business are very complementary, there are opportunities for eliminating public company cost and duplicate the functions and activities in a number of areas. We also believe we can drive significant facility consolidations, since both company have offices in the same cities in the US, Singapore, and other countries.

In addition, while we’re not going to guide in any specific revenue synergies, we do expect our broaden the portfolio for solutions and [ph] agree (00:25:52) to a customer reach will enable us to capture additional opportunities, especially in the cloud and the 5G market. Given our expanded market opportunities, [ph] increased scale (00:26:05), and the expected synergies from this combination, we believe we can drive with significant long term shareholder value.

Combining with Inphi will further enhance Marvell’s long-term target financial model. Our new target long term model for the combined company would raise our revenue growth rate from the current to 10% to 15% to the new range of 12% to 16%. Non-GAAP gross margin target will move up by 100 basis point to be in the new range of 64% to 66%. Non-GAAP operating margin would improve even more meaningfully from the current 35% target to a new range of 38% to 40%.

Now, moving to slide 17. As you’ll read in the press release, Marvell will acquire all outstanding Inphi shares for $66 per share in cash and a fixed exchange ratio of 2.323 Marvell shares for every Inphi share. On closing, Marvell shareholders will own approximately 83% of the combined company and the Inphi shareholders will own approximately 17% of the combined company on a fully diluted share base.

From a financing perspective on slide 18, this transaction will be funded through a combination of Marvell shares, $4 billion of new debt, and the cash from our combined balance sheet. At closing, we expect the pro forma company to have approximately $5 billion in gross debt and $4.25 billion of net debt. We expect by the end of calendar 2021, the pro forma company would have a gross leverage ratio of 3 times the EBITDA including synergies and a net leverage ratio of approximately 2.6 times EBITDA including synergies.

Given the consistent and strong cash flow generation profile of the combined company, we expect to delever quickly and that we have emphasized the repayable term loans and the three-year short-term maturity bond in our debt structure to prioritize this deleveraging. We expect to suspend the share repurchase for at least 12 months after closing till we’re on track to get our gross-debt-to-EBITDA ratio of 2 times. We also expect to maintain our current dividend level and are committed to maintaining our investment-grade rating. Our long-term policy of returning at least 50% of free cash flow to shareholders through dividend and buyback over time remains unchanged.

In conjunction with this transaction, we intend for the combined company to be domiciled in the United States. Once we are operating as a combined company, we expect our non-GAAP tax rate for the next few years will remain similar to our current 5% rate [ph] because (00:29:13) tax deductions and the credit we have accumulated in. In the longer term, we may see a modest increase in our non-GAAP tax rate by up to a few hundred basis point based on existing tax laws. The transaction is subject to approval of Marvell shareholders and the Inphi stockholders, and the satisfaction of customary closing conditions including applicable regulatory approvals, and we expected to close in the second half of calendar year 2021.

Operator, let’s open the line for questions.

QUESTION AND ANSWER SECTION

OPERATOR: [Operator Instructions] Our first question comes from John Pitzer of Credit Suisse. Please go ahead.

John W. Pitzer

Analyst, Credit Suisse Securities (USA) LLC

Yeah. Good morning. Matt, Ford, congratulations on the announcement and thanks for taking my question. Matt, as Jean said in her prepared comments, the long-term CAGR that you have on slide 16 of 12% to 16% doesn’t really include revenue synergies. I’m wondering if you can spend a little bit time helping me think through the revenue synergies and the time to get there. And there’s two areas to talk about: one is kind of the easier of just getting access to customers that you might not have had before, the other is kind of doing sort of combined products. Can you talk – walk me through kind of the opportunity and timeline on each.

Matthew J. Murphy

President, Chief Executive Officer & Director, Marvell Technology Group Ltd.

Yeah. Yeah. Happy to, John, and I’ll answer and then I’ll also let Ford give his perspective as well. This is something that we’ve both been pretty excited about. As you know, I think all of you, we as a practice don’t include revenue synergies in our model. So, anything that would be – from that would be upside.

Certainly on your first point, maybe I’ll take that one and then I’ll have Ford take the second one. On the first point around the customer set, more than ever, these large data infrastructure OEMs are looking for partners that have scale and a broad portfolio, and they want to go deeper with these companies. And they want to know, by the way, that their partners are going to be around for the long-term. We have, as you know, a tremendous footprint in the 5G market across the whole ecosystem, including the top OEMs. And certainly, this is an emerging area for Inphi as the fronthaul, midhaul, and backhaul moves to optical connectivity with new requirements for things like coherent technology and higher frequency communication. So, we think there’s a lot of goodness there on the 5G side.

And then on the cloud side, as we articulated, for Marvell, we just – that market just became greater than 10% of our revenue just a couple of quarters back. That’s a growth area for us. And the Inphi team is extremely deep with all of the key hyperscalers deep in the architectural discussions. And it’s not just about making a component or a piece part. The Inphi technology is really fundamental to how these next-generation data centers are architected, and they think about these choices in the same way they think about their GPU, their AI, how they think about supporting their applications for their future user growth; and the optical connectivity is a key part of it. And so the – what’s changed a lot in the optical business, and then I’ll let Ford take the second piece, from what I was involved with at my prior company was, in the past, optical was really selling to module vendors who then sold into a variety of applications.

With the advent of the cloud and the need for very significant customization and going deep technically, the cloud OEMs have really become the customers that define the requirements. And, of course, you need to work with the whole ecosystem as well to make it happen. But that’s created a unique change, which allows, I think, a lot more value to be delivered and to be a bigger part of the solution.

Ford, maybe you want to comment on some of the product synergies and some of the other things we’ve discussed.

Ford G. Tamer

President, Chief Executive Officer & Director, Inphi Corp.

Sure. I’d be happy to. Thanks, Matt. So, great synergies across three markets: cloud, 5G, and finally automotive. On the cloud, the interconnect going to the optics is opening up three large opportunities where Marvell and Inphi can derive tremendous synergies in the future. So, first, on the networking side of the business is optics to the switch. As the bandwidth of the switch goes higher and higher, you’re going to have to have the switch and the optics being placed next to each other. You’ll see what’s first-generation called onboard optics and then eventually co-package optics. And with the combination of Marvell switching and Inphi optics, we’ll be able to get closer to customers around that first level of integration.

Second, on the processing side, if you look at the optics to the end point, the end point being a processor, being a net card, being a special ASIC that customers are doing for acceleration, that’s going to be another area of synergy where, again, bringing the Marvell NIC, the Marvell processor, the Marvell ASIC next to our optics would make a lot of sense. Customers are redreaming storage. So, memory disaggregation is happening in a big way to get this data center storage more efficient. And, again, we’ll be able to be together dreaming up how we could enable better memory disaggregation with our interconnect.

And then finally, as you look at slide number 15, from Matt’s presentation, you could see there are opportunities for custom offering. Inphi, on our own, have bid on these sort of custom devices. However, we didn’t have the scale and we didn’t have the whole infrastructure needed to go after these billions of device, billions of [indiscernible] (00:35:57) devices, very complex. And the cloud customers would like a larger company to do this. And the two companies, combined together, will be able to bid after these ASIC opportunities or customer opportunities. So, together, I think we see a tremendous amount of revenue synergy over the next few years in the cloud, number one.

Number two, as you go into 5G, Inphi has been focused on only midhaul and backhaul, and we’re doing very well in those markets. We haven’t gone after fronthaul just because we didn’t have the bandwidth or the presence. But with Marvell leadership in fronthaul, we’ll be able to, again, expand our markets and grow our revenue together in the fronthaul. So, opportunity number two.

And number three that’s a bit more long term, as you go to automotive and you look at things like lidar as an example, that would combine silicon photonics with better coherent type of receiver to increase the reach of these units. This could be a very large opportunity for us to go and grow our markets together. So, I think you’re going to see over the next few years tremendous revenue synergies between us. We’ve been growing our company at 30% CAGR for the past few years. And we look forward to combining with another high-growth company like Marvell and growing this together and finding plenty of revenue synergies.

Matt, back to you.

Matthew J. Murphy

President, Chief Executive Officer & Director, Marvell Technology Group Ltd.

Yeah. Thanks for the question, John.

John W. Pitzer

Analyst, Credit Suisse Securities (USA) LLC

Thank you. Very helpful.

Matthew J. Murphy

President, Chief Executive Officer & Director, Marvell Technology

Thanks, Ford. Yeah.

Operator: Thank you. One moment for our next question. Our next question comes from Vivek Arya of Bank of America Securities.

Vivek Arya

Analyst, BofA Securities, Inc.

Thank you for taking my question. And, Matt and Ford, congratulations on the announcement and good luck with it. I’m curious, at what sales level do you think you can get to this 38% to 40% EBIT margins? Because when I look at the pro forma operating margins today, they are about 24% per your slide. And if I add the synergies, you get to 27%, But then how do you get from 27% all the way to 38% and 40% while investing in all these areas that you mentioned and growing the top line [ph] right at (00:38:16) the strong base? I’m just curious about what are the key drivers of taking your long-term operating margins to such a strong level? Thank you.

Matthew J. Murphy

President, Chief Executive Officer & Director, Marvell Technology Group Ltd.

Yeah.

Jean Hu

Chief Financial Officer, Marvell Technology Group Ltd.

Yeah. Vivek, maybe I can start, then Matt can add. I can give you some color on the operating model, how we think about long-term growth rate of combined company, gross margin, and the operating margin; then Matt can add.

So, as Ford has just said, right, Inphi has been growing 30% the CAGR. And the Marvell, as we talked during our Investor Day, we expect the longer term revenue growth to be at the 10% to 15%. When you look at the both companies, really positioned very well in 5G and the cloud market when you combine together. That’s why we’re saying our longer term target rate now is between 12% to 16%. Probably in next few years, actually we’ll be in the high end over this range because the 5G ramp and also the cloud hyperscale data center opportunities ramp.

So, on the gross margin side, that’s one of – the most important thing is the Inphi deal is accretive to our gross margin. Before, Inphi’s gross margin was 70%. So, we do think over time, they’re going to go back and move up to that – [indiscernible] (00:39:37) to that gross margin range. And our own target is also at about 65%. So, the combined company’s gross margin actually is going to go up in this forecast horizon.

And on the operating expense side, the [ph] investment shift (00:39:56), that combined R&D, even just based on current number is $1.1 billion – more than $1.1 billion. So, we do think we have a very sizeable R&D. We can go up to the different investment area in 5G, cloud, automotive, but we don’t see the R&D spending and OpEx spending to grow significantly. We’re going to continue with Marvell’s discipline as we talked during our Investor Day to grow the OpEx at around 3% or 4% level, just the inflation. So, when you combine those metrics of financial model, you can easily see it’s 40% operating margin three or four years out. So, I just want to give you the metrics, then Matt can talk about the strategic side.

Matthew J. Murphy

President, Chief Executive Officer & Director, Marvell Technology Group Ltd.

I think that was well-said, Jean. I think, Vivek, simple way to think about it was just layering in our long-term model we outlined at the Investor Day. And then when you layer in the Inphi business, their projected growth, plus some – plus layering in the synergies and all the other things Jean mentioned, it’s a long-term target, but it’s similar to – it’s the updated view of what we gave at our Investor Day. And we have a different outlook now that we’re projecting to have the Inphi business combined with our business.

Vivek Arya

Analyst, BofA Securities

Thank you.

Matthew J. Murphy

President, Chief Executive Officer & Director, Marvell Technology Group Ltd.

Thanks.

Operator: One moment. Our next question comes from Ross Seymore of Deutsche Bank. Please go ahead.

Ross Seymore

Analyst, Deutsche Bank Securities, Inc.

Hi, guys. First of all, congratulations on the deal. I had a clarification and a question. Just a quick clarification, Matt. I want to assume the – or get confirmation that the 12% to 16% revenue CAGR you’re talking about doesn’t include any synergies. And then for a main question, [ph] trying to (00:41:58) bridge between the first two questions. On the revenue synergy side, I know you’re not including it, and you gave a great answer between yourself and Ford about the opportunities going forward. Jean talked about how the margins can go up. But I wanted to bridge between the two. The 5-nanometer investment that Marvell has had, the scale that the combined company offers, can you just talk about the investment capacity of the company in the ability to differentiate versus your peers, whether it be on the foundry side, the back end side, or just the resources you can apply to that big 17 customer list over $100 million, and how that can bridge to the revenue growth synergies that you talked about in the first question.

Matthew J. Murphy

President, Chief Executive Officer & Director, Marvell Technology Group Ltd.

Yeah. Hey, Ross. So, yes. Just to clarify, the 12% to 16% does not include any revenue synergies that Ford and I discussed or incremental upside. We certainly learned in the Cavium case we were able to, I think very effectively, do that in several markets. So, we’re optimistic, and I think there’s a number of opportunities for us to go do that. And I’m looking forward to digging in once we can combine and becoming more important to our customers.

On the scale side, we – this does help. It helps obviously. In our industry, scale does matter. And in fact, it matters more than ever. Certainly, a portion of Inphi’s road map, in particular, and their DSP technology can certainly benefit from advanced node process technology. And so, our view is this is great if we can get additional tape-outs and products that are going to leverage that platform where we’ve already put a significant investment. And I think it helps accelerate the Inphi team to be able to access that where potentially on their own it may have taken them a little bit longer.

And to be clear, we’ve fully invested there, so that investment, Ross, is in our run rate today. We – as you heard from our Analyst Day, Sandeep talked about how we started this about a year and a half ago. And so calendar 2020, we’ve absorbed some of the increase already in our spending that we had to make to support 5-nanometer. So, I think it’s a great thing because certainly the Inphi team can access that.

And then as you look at the other aspects of manufacturing, not just in foundry which, by the way, we share similar partners as well and their high-volume current nodes are similar to our high-volume nodes. So, that certainly gives us confidence on the cost energy side. But also in the back end partners, we share common suppliers with strategic partnerships. So, I think there’s going to be a lot of benefit as well from a scale perspective for the two companies to pair up and make us more competitive over time. And that’s what also, as Jean alluded to, gives us leverage in our operating model going forward in terms of gross and operating margin.

Ashish Saran

Vice President-Investor Relations, Marvell Technology Group Ltd.

Can we have the next question please?

Operator: All right. One moment. Our next question comes from C.J. Muse of Evercore.

C.J. Muse

Analyst, Evercore Group LLC

Yeah. Good morning. Thank you for taking the questions. Congratulations on the deal. And I guess for me the first question, around deal specifics, can you talk about how long you’ve been in discussions? Why now? And then I guess, Matt, you’ve been pretty active over the last two years in terms of acquisitions. Can you kind of walk through how you think about integrating all of these business together to both manage well, but also drive greater synergies as you would hope?

Matthew J. Murphy

President, Chief Executive Officer & Director, Marvell Technology Group Ltd.

Sure, C.J. Yeah. So, look, we’ve obviously followed Inphi’s progress over the last few years. Certainly knew the company even before I was at Marvell when I was at Maxim, because we – we had an optical business there and we certainly saw Inphi as a leading competitor and company there that was doing some unique things. And I’ve got a lot of admiration for the company for many years, and I’ve gotten to know Ford by the way just by being in the same industry circles for the last few years.

All I’d say is, it came together fairly quickly, and I think that was really in terms of the why now. When we took a look at their – first, the macro trends, which I think had been accelerated by the COVID pandemic around digitization and work-from-home, distance learning, things like that, as we’ve seen, that’s driven tremendous growth in the cloud infrastructure. And as we dug into what the Inphi team was doing and their design wins that they had and their – and the fact that they really led this sort of once-in-a-generation transition from traditional analog NRZ type of architectures to PAM4 and really have led that change in the modulation scheme. That’s going to be critical for these 400-gigabit, 800-gigabit and various versions of that solutions.

And so when we looked at it, we felt like now is the time their business is absolutely inflecting. You can even see it in our most recent quarter with very strong year-over-year growth, and also guiding for strong year-over-year growth and sequential revenue growth next quarter. And certainly looking out into out 2021 and beyond, we’re very excited about the growth prospects. So, we felt like now was the time given the inflection going on, both on the architecture disruption they’re driving, as well as the demand environment.

And we’ve – to your point about our experience here, look, C.J., we’ve had to do a lot of work over the last few years to get the company’s portfolio move towards this data infrastructure opportunity. And certainly, we have done acquisitions and we’re very happy with those, and the teams developed a strong muscle in terms of being able to integrate, drive synergies, but also bring key technical and management talent into the company.

And at the same time, to be fair, we’ve also divested businesses like our Wi-Fi business or others when I first got here to take a balanced view. And when we look at Inphi, it’s certainly a scarce asset, it’s of scale, it’s 100% data infrastructure, and 70% of that is aligned to our biggest two focus markets. So, we felt like now was a very good time to pursue this and we were fortunate that Ford and his team saw the same type of opportunity.

Ashish Saran

Vice President-Investor Relations, Marvell Technology Group Ltd.

Thanks. Can we have the next question please?

Operator: One moment. Our next question comes from Harlan Sur of JPMorgan. Please go ahead.

Harlan Sur

Analyst, JPMorgan Securities LLC

Good morning. Congratulations to Matt and team and Ford and team. And, Ford, congrats on the strong Q3 results and Q4 outlook. Matt, now that you have Inphi’s high-performance optical connectivity for cloud in your portfolio, and I think we estimate they own about 80% silicon share of all the 200-gigabit and 400-gigabit optical ports that are getting developed today, and they also have their electrical optical capabilities, which are kind of key for next-generation switching and routing performance, can you now leverage this in your strong position in enterprise data center networking silicon to potentially now enter the cloud switching and routing silicon market? It’s $2 billion market. Cloud customers continue to look for a strong solution and second supplier to the big incumbent. And right now, especially with Inphi, I mean, Marvell really is the only other company that can match the cadence, complexity, and scale to develop these cloud switching and routing solutions.

Matthew J. Murphy

President, Chief Executive Officer & Director, Marvell Technology Group Ltd.

Yeah. Sure. Thanks for the question, Harlan. And I’ll say at the beginning, we don’t quite have it yet, but we’re hoping to drive the closure process soon. And you’re right, the team has done a great job certainly in gaining a strong position in 200-gigabit and 400-gigabit and then beyond. What I would say is initially, there is a lot of value in the fact that the Inphi team today is – and the product set and the customer set is quite agnostic. So, they support a number of industry partners. And as we mentioned in the prepared remarks, their content – the optics content is like a factor of 10x higher than the switch content.

So, I think our view is, we will certainly support all the partners we’ve got and support the ecosystem. Very broadly, we want to see this adoption driven. And then on our own product road maps and how we pull together potential things Marvell could do and Inphi could do, I really want to save my comments on that because I think we need to go through a very comprehensive strategic planning process and really sit down with the combined team, look at everything we’re doing, look at where the best opportunities are. But to be very clear, there’s a lot of advantage right now and value in being agnostic and supporting the whole ecosystem of switch vendors of ASICs of all the different type of companies that make chips that the optical modules need to connect to.

Ford, I don’t know if you want to add anything briefly or not on that, if I missed a piece there.

Ford G. Tamer

President, Chief Executive Officer & Director, Inphi Corp.

No. Very good point. We have a number of partnerships today and we continue to – we will continue to work with those partners and look forward to enhance the partnership obviously with Marvell silicon as well. So, we’ll support both, as Matt just described.

Harlan Sur

Analyst, JPMorgan Securities LLC

Yeah. Thank you for the insights.

Operator: Our next question comes from Blayne Curtis of Barclays. Please go ahead.

Blayne Curtis

Analyst, Barclays Capital, Inc.

Hey. Good morning and all of my congrats to Matt and Ford as well. Just curious, when you look at Marvell clearly strong in 5G; SmartNICs, a leader as well. On the data center you’ve always kind of said, we’re not a speed and feed guy. That’s been Broadcom. I’m just kind of curious, given the focus on 5-nanometer and now with the Inphi assets, obviously a business that Ford is very close to historically, I’m kind of curious if you look out over a longer term whether that is that that kind of enhances your positioning in switching and whether you would obviously the cloud vendors are going to be focused on the higher speeds versus enterprises. Just kind of curious how you think about the higher end switching market with this asset?

Matthew J. Murphy

President, Chief Executive Officer & Director, Marvell Technology Group Ltd.

Yeah. I think, Blayne, that I think was really the basis of around Harlan’s prior question. It’s sort of how do we think about that. And I think the answer to your question is very similar around just making sure that today, we focus on executing the Inphi road map and supporting the broader ecosystem. I think any discussions about going into the higher-end portion of the market ourselves remains to be seen. And certainly, there’s a broad array of customers that we support today. And I think that’s the plan for now.

There could be, by the way though – Blayne, just to add, I mean, we can’t access that market by the way without necessarily making our own as an example, and maybe that’s where you’re heading through our ASIC business. We already today have a number of engagements in custom silicon for high-end switch, high-end router, ICs that are done by other people. And certainly, that’s an opportunity to take the Inphi SerDes, as an example, and offer it as a key part of the IP set to give customers confidence around the interop. So, it doesn’t mean that we necessarily can’t access the market. We may access it through custom silicon as well, and it doesn’t necessarily have to be a merchant all-out battle.

Blayne Curtis

Analyst, Barclays Capital, Inc.

Thanks, Matt.

Operator: One moment. Our next question comes from Tore Svanberg of Stifel. Please go ahead.

Tore Egil Svanberg

Analyst, Stifel, Nicolaus & Co., Inc.

Yes. Thank you and congratulations to both teams. I had a question on sort of Inphi’s next-generation growth. It is expected to come from data center interconnect. And I know you, Matt, have talked a little bit about edge processing and more of a distributed server architecture. Just wondering how this combination will take advantage of that secular trend over the next few years.

Matthew J. Murphy

President, Chief Executive Officer & Director, Marvell Technology Group Ltd.

Sure. Ford, do you want to take that one, since you guys were instrumental in this concept of really revolutionizing DCI and data center interconnect in that trend and then how you see some of this coming together?

Ford G. Tamer

President, Chief Executive Officer & Director, Inphi Corp.

Yes. Sure. So, Tore, I think we are stronger together at the edge, both in the cloud and in the telecom customers. So, I think what Matt outlined in his remarks is that we will be – combined, add 400 million customers to the Marvell family, and we both are strong at the edge, and I think this is going to deepen the discussions we have with both the cloud and 5G customers. So, we’re not ready to announce anything new yet. The acquisition has just been executed. But you can imagine, we’re going to get together as soon as possible with the two teams and start looking at synergies and how we do a better job together in the future.

Operator: One moment. Our next question comes from Timothy Arcuri of UBS.

Timothy Arcuri

Analyst, UBS Securities LLC

Thanks a lot. Matt, I’m wondering if you can talk about how synergistic the storage piece is. It seems like the synergies are obviously networking and some on the custom ASIC side. But for the standard storage controller business, obviously that’s kind of bringing down your growth now. So, can you just sort of double click on the synergies that you have on a combined basis in your storage business?

Matthew J. Murphy

President, Chief Executive Officer & Director, Marvell Technology Group Ltd.

Well, the – yeah. I think that’s – I would say that’s an area that we still need to explore, Tim. I don’t think that’s one that we would put [indiscernible] (00:57:36). Although I will say certainly in our – I think there’s opportunity given the changes happening in the fiber channel market. But in terms of our priority list, unless, Ford, you want to add here, or Jean, I think there may be opportunities down the road as we look at more of our – what I would call our data center storage solutions types of products where we’re doing accelerators and products like that that are more central to the storage architecture. If you talk about standard Marvell controller business, probably not as much, but, Ford or Jean, do you want to add to this?

Ford G. Tamer

President, Chief Executive Officer & Director, Inphi Corp.

Yeah. No. I agree with Matt. Number one would be networking, number two would be compute, storage would be probably number three opportunity. So, we have plenty to do on a synergy – on a – with networking and compute. It’s probably the two teams we’ll focus on initially, but we should look at storage as well.

Timothy Arcuri

Analyst, UBS Securities LLC

Okay. Thanks a lot.

Operator: Ladies and gentlemen, this concludes today’s conference call. Thank you for participating and you may all disconnect. Have a wonderful day.

About Marvell

Marvell first revolutionized the digital storage industry by moving information at speeds never thought possible. Today, that same breakthrough innovation remains at the heart of the company’s storage, processing, networking, security and connectivity solutions. With leading intellectual property and deep system-level knowledge, Marvell’s semiconductor solutions continue to transform the enterprise, cloud, automotive, industrial and consumer markets. To learn more, visit: www.marvell.com.

Marvell and the M logo are registered trademarks of Marvell and/or its affiliates in the US and/or elsewhere. Other names and brands may be claimed as the property of others.

About Inphi

Inphi is a leader in high-speed data movement. Inphi moves big data fast, throughout the globe, between data centers, and inside data centers. Inphi’s expertise in signal integrity results in reliable data delivery, at high speeds, over a variety of distances. As data volumes ramp exponentially due to video streaming, social media, cloud-based services, and wireless infrastructure, the need for speed has never been greater. Customers rely on Inphi’s solutions to develop and build out the Service Provider and Cloud infrastructures, and data centers of tomorrow. To learn more about Inphi, visit www.inphi.com.

Inphi, the Inphi logo and Think fast are registered trademarks of Inphi. All other trademarks used herein are the property of their respective owners.

Investor Contacts:

Marvell Investor Relations:

Ashish Saran

408-222-0777

ir@marvell.com

Inphi Corporate Contact:

Vernon P. Essi, Jr.

408-606-6524

investors@inphi.com

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This communication relates to a proposed transaction between Marvell and Inphi. In connection with the proposed transaction, Marvell and Inphi will cause the newly formed company which will become the holding company of Marvell and Inphi following the transaction (“HoldCo”) to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint proxy statement of Marvell and Inphi and a prospectus of HoldCo referred to as a joint proxy statement/prospectus. A joint proxy statement/prospectus will be sent to all Inphi stockholders and all Marvell shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF INPHI AND

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This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the proposed transaction between Marvell, Inphi and HoldCo, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or HoldCo’s ability to integrate the businesses of Marvell and Inphi or due to unexpected costs, liabilities or delays; (iii) the ability of the parties to obtain or consummate financing or refinancing related to the transactions upon acceptable terms or at all; (iv) potential litigation relating to the proposed transaction that could be instituted against Marvell, HoldCo or Inphi or their respective directors; (v) the risk that disruptions from the proposed transaction will harm Marvell or Inphi’s business, including current plans and operations; (vi) the ability of Marvell or Inphi to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (viii) risks relating to the value of the HoldCo shares to be issued in the transaction; (ix) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (x) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of

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